FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person*
                  David Nierenberg
                  The D3 Family Fund
                  19605 NE 8th St.
                  Camas, WA  98607

2.   Issuer Name and Ticker or Trading Symbol
                  PEDIATRIC SERVICES OF AMERICA, INC. (PSAI)

3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
                  N/A

4.   Statement for Month/Year
                  3/21/2003

5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)
                  / /      Director
                  / /      Officer (give title below)
                  /X/      10% Owner
                  / /      Other (specify below) N/A
                                   ___________________

7.   Individual or Joint/Group Filing (Check Applicable Line)
                  /X/      Form filed by One Reporting Person
                  / /      Form filed by More than One Reporting Person

         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or
                               Beneficially Owned

1.   Title of Security (Instr. 3)
                  Common Stock

2.   Transaction Date(s) (Month/Day/Year)
                  All   3/21/03

3.   Transaction Code (Instr. 8)
                  All   Code:   J

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

       Date         Amount(Shares)      (A) or (D)     Price per share
       ---------    --------------      ----------     ---------------
 i.     3/21/03        292,321               D
 vi.    3/21/03         10,000               D
 ix.    3/21/03        256,740               A
 x.     3/21/03         35,581               A
 x.     3/21/03         10,000               A

5.   Amount of Securities Beneficially Owned at Date of Report
                      971,830 (1) (14.2%)

6.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
     i.         D     628,509 by The D3 Family Fund, L.P.
     ii.        I      20,000 by Haredale, Ltd.
                         P.O. Box N-4465, Nassau, New Providence,
                         The Bahamas.
     iii.       I       7,500 by Olivier & Karen Roux
                         Talisman Management Ltd.,37 Ixworth Place, London SW3, England.
     iv.        I       3,000 by James Henry Hildebrandt
                         c/o Bain & Company, Tenth Floor, One Pacific Place,
                         88 Queensway,
                       Hong Kong.
     v.         I       3,000 by Toxford Corporation
                         P.O. Box 3048, St. Andrews House, Le Bordage,
                         St. Peter Port,
                         Guernsey, Channel Islands, British Isles.
     vi.        I           0 by The David and Patricia Nierenberg 1993
                       Irrevocable Trust
                         Lawrence K. Orr, Trinity Ventures, 3000 Sand Hill Rd., Bldg. 4, Suite 160, Menlo Park, CA 94025.
     vii.       I       3,000 by Bruno Tiphine, 92 Fellows Road, London
                         NW3 3JG,  England
     viii.      I       4,500 by Rita & Bruno Tiphine, 92 Fellows Road, London
                         NW3 3JG,  England
     ix.        D:    256,740 by The D3 Family Retirement Fund, LP
     x.         D:     45,581 by The D3 Children's Fund, LP

7.   Nature of Indirect Beneficial Ownership (Instr. 4)
                  Mr. Nierenberg has sole voting and dispositive power over the shares listed.
----------
(1) Each of these transactions represents a change in the form of ownership of the issuer's securities by the reporting person and not an acquisition or sale of any shares of the issuer for value. In prior reports, the reporting person reported beneficial ownership of 920,830 shares held by The D3 Family Fund, LP. The D3 Family Fund LP distributed pro rata to certain limited partners a total of 292,321 shares of the issuer. These limited partners of The D3 Family Fund then contributed their distributed shares of the issuer to The D3 Family Retirement Fund, LP and The D3 Children's Fund, LP in the amounts of 256,740 and 35,581 shares, respectively. In prior reports, the reporting person reported beneficial ownership of 10,000 shares of the issuer held by The David and Patricia Nierenberg 1993 Irrevocable Trust (the "Trust"). The Trust contributed its 10,000 shares of the issuer to The D3 Children's Fund, LP of which it is now a limited partner.

 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3)
                  N/A

2.   Conversion or Exercise Price of Derivative Security
                  N/A

3.   Transaction Date (Month/Day/Year)
                  N/A

4.   Transaction Code (Instr. 8)
                  N/A

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
                  N/A

6.   Date Exercisable and Expiration Date (Month/Day/Year)
                  N/A

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
                  N/A

8.   Price of Derivative Security (Instr. 5)
                  N/A

9.   Number of Derivative Securities Beneficially Owned at End of Month
          (Instr. 4)
                  N/A

10.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
          (Instr. 4)
                  N/A

11.  Nature of Indirect Beneficial Ownership (Instr. 4)
                  N/A


Explanation of Responses:
                  N/A


                         /s/ DAVID NIERENBERG                            3/24/03
                         ----------------------------------------       -------
                         ** Signature of Reporting Person                Date


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential person(s) who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.